Mail Stop 4561

May 29, 2009

Michael J. Ruane, Chief Financial Officer
SunGard Capital Corp.
SunGard Capital Corp. II
680 East Swedesford Road
Wayne, PA 19087

>   **Re: SunGard Capital Corp.**
>   **Registration Statement on Form 10**
>   **Filed April 30, 2009**
>   **File No. 000-53653**
>
>   **SunGard Capital Corp. II**
>   **Registration Statement on Form 10**
>   **Filed April 30, 2009**
>   **File No. 000-53654**
>
>   **SunGard Data Systems Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 6, 2009**
>   **File No. 001-12989**

Dear Mr. Ruane:

　　　We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21

1.   Your disclosure on page 22 indicates that you obtain independent appraisals and
        valuations of the intangible assets acquired and certain assumed obligations.
        Please describe the nature and extent of the third-party involvement in your
        determination of the fair value assigned to the intangible assets acquired and
        certain assumed obligations.

Consolidated Results of Operations, page 23

2.   We note your presentation of "Adjusted income from operations" within MD&A,
        which appears to be a non-GAAP financial measure according to Question 21 of
        the Frequently Asked Questions Regarding the Use of Non-GAAP Financial
        Measures. Your presentation of this non-GAAP measure lacks substantive
        disclosure as provided for in Question 8 of for the FAQ. For example, your
        disclosures do not explain the economic substance behind your decision to use the
        measures, why you believe the measures provide investors with valuable insight
        into your operating results, or why it is useful to an investor to segregate each of
        the items for which adjustments are made. Additionally, you do not provide any
        discussion regarding the material limitations associated with each measure or the
        manner in which you compensate for such limitations. Note that we believe that
        detailed disclosures should be provided for each adjustment to your GAAP results
        and each non-GAAP measure. Further, please note that you must meet the burden
        of demonstrating the usefulness of any measure that excludes recurring items,
        especially if the non-GAAP measure is used to evaluate performance. If you are
        able to overcome the burden of demonstrating the usefulness of your non-GAAP
        measures, revise your filing to include all disclosures required by Item 10(e)(1)(i)
        of Regulation S-K.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 26

3.   We note your disclosure on page 26 that continued pressure on pricing both in
        contract renewals and new contract signings has affected operating margins in
        your Financial Systems, Higher Education and Public Sector segments. To the
        extent changes in prices have had a material impact on your operations or
        revenues from one period to the next, you should provide quantitative information
        regarding such impact. See Item 303(a)(3)(iv) of Regulation S-K. Please revise
        as necessary.

Costs and Expenses, page 28

4.   We note that you recorded an impairment of the Private Sector goodwill of $128
        million as a "result of updating [y]our annual impairment test." Please describe
        for us, in reasonable detail, the facts and circumstances leading to the impairment
        charge. Also, revise your filing to ensure that the MD&A disclosures adequately
        describe the circumstances leading to the charge including the changes in any
        assumptions and valuation models used to determine the fair value of the
        goodwill. In addition, please explain how you determine the enterprise value of
        each reporting unit. That is, indicate whether your discounted cash flows model
        is based on after-tax cash flows that accrue to the holder of equity or debt and
        equity. We note that the fair value of your long-term debt is below their fair value
        based on your disclosures pursuant to FAS 107. Explain how this factor is
        included in your determination of fair value of a reporting unit.

Item 6. Executive Compensation, page 47

5.   Please provide the disclosure required by Item 407(e)(4) regarding compensation
        committee interlocks and insider participation. See Item 6 of Form 10.

Compensation Discussion and Analysis, page 47

6.   Please clarify the role your CEO plays in determining annual compensation for
        your named executive officers. See Item 402(b)(2)(xv) of Regulation S-K.

Performance-Based Incentive Compensation, page 49

7.   We note that the 2008 EIC bonuses for Messrs. Ashton and Finders were based in
        part on a revenue growth multiplier. Please disclose the revenue growth
        multiplier for each officer and explain how it was determined.   See Item
        402(b)(2)(v) of Regulation S-K.

8.   We note that although the 2008 on-target EBITA EIC goals are disclosed, you do
        not disclose the threshold EIC goals or any mid-range goals. Please tell us what
        consideration you have given to disclosing threshold and mid-range performance
        goals and corresponding compensation, as well as the maximum bonus amounts
        that can be earned if actual performance exceeds on-target performance, to
        provide a better picture of how actual payouts conform to performance.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 62

9.   Please disclose the standards the Compliance Committee and Audit Committee use in evaluating related party transactions. Please also disclose whether these polices and procedures are in writing, and if not, how evidenced.

10.   Please disclose the amounts the company recorded in management fees under the August 11, 2005 management agreement with affiliates of your Sponsors during the years ended December 31, 2007 and 2006. See Instruction 1 to Item 404 of Regulation S-K.

11.   We note your disclosure that your sponsors and their affiliates have from time to time entered into arrangements with you to use your products in the ordinary course of their businesses, which often result in revenues to you in excess of $120,000. In your response letter, please describe all such transactions that have occurred since the beginning of your last fiscal year and the two preceding fiscal years. Please also advise why you have not provided this disclosure in your registration statement. See Item 404(a) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 63

12.   Please provide the information required by Item 201(a)(2) of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered

Stockholders Agreement, page 68

13.   You indicate in this section that the Stockholders Agreement has been attached as exhibit 10.49 to the registration statement. However, there is no exhibit 10.49 on the exhibit index. It appears that the Stockholders Agreement has been filed as exhibit 10.44. Please correct the reference or advise.

Item 13. Financial Statements and Supplementary Data, page 70

General

14.   Effective May 15, 2009, the age of the financial statements does not satisfy the requirements of Rule 3-12(a) of Regulation S-X. Your registration statement must be updated to include the financial statements for the interim period ending March 31, 2009. Revise your filing accordingly.

Pro Forma Combined Condensed Statement of Operations, page P-2

15.   We note your presentation of the Historical GL Trade S.A. Statement of
Operations under the International Financial Reporting Standards. In light of the
fact that pro forma financial information under Article 11 of Regulation S-X is to
be based on the accounting used by the issuer, revise your filing to present the
Historical GL Trade S.A. financial information within the pro forma financial
data under US GAAP.

Notes to Unaudited Pro Forma Combined Condensed Financial Data, page P-3

16.   You disclose that an independent appraisal is in the process of being performed in
connection with acquired technology, contracts and customer relationships.
Please describe the nature and extent of the third-party involvement in your
determination of the fair value assigned to these intangible assets acquired.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

17.   Please consider the ramifications of the above comments on the Form 10-K for
the fiscal year ended December 31, 2008, as filed by your operating subsidiary,
SunGard Data Systems Inc.

*   *   *   *

As appropriate, please amend your filings and respond to these comments
promptly. Your responsive amendments should also include a marked copy of the
amended filing that conforms with the provisions of Rule 310 of Regulation S-T.
Marked copies such as those in HTML format that show changes within paragraphs help
us to expedite our review. Please furnish a cover letter with each amendment that keys
your responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that each filing includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3462, or Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via Facsimile (617) 951-7050
        Julie H. Jones, Esq.
        Thomas Holden, Esq.
        Ropes & Gray LLP